SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of November 2011

Commission File Number 1-13758

PORTUGAL TELECOM, SGPS, S.A.

(Exact name of registrant as specified in its charter)

Av. Fontes Pereira de Melo, 40
1069 - 300 Lisboa, Portugal

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

Announcement  |  Lisbon  |  28 November 2011

Management Transactions

Portugal Telecom, SGPS S.A. (“PT”) hereby informs that it was notified by Banco Espírito Santo, S.A. (“BES”) of the following transactions on PT shares carried out on regulated market by Avistar, SGPS, S.A. (“Avistar”), a company wholly owned by BES:

Date	Transaction	Location	No. of Shares	Price per share (Euro)
22-Nov-11	Acquisition	Regulated Market	374,697	4.54
			54,244	4.52
23-Nov-11	Acquisition	Regulated Market	1,000	4.487
			1,970	4.488
			2,000	4.489
			365,889	4.49

Additionally, PT was informed of the following over-the-counter transactions on PT shares carried out by Avistar on 21 November 2011:

•                  Acquisition of 8 million PT shares at a price of Euro 4.72 per share;

•                  Acquisition of 4 million PT shares at a price of Euro 4.66 per share;

•                  Execution of three financial instruments, one call option and one put option in respect of 8 million PT shares, with maturity on 2 January 2012, and a total Return Swap in respect of 4 million shares with maturity on 2 December 2011. The value of such instruments is determined in accordance with the market value of the underlying asset.

On 22 November 2011 Avistar also performed the following over-the-counter transactions on PT shares:

•                  Acquisition of 8 million PT shares at a price of Euro 4.63 per share;

•                  Disposal of 4 million PT shares at a price of Euro 4.62 per share;

•                  Execution of one call option and one put option in respect of 8 million PT shares, with maturity on 2 December 2012. The value of such options is determined in accordance with the market value of the underlying asset.

Finally, on 23 September 2011 Avistar performed the following over-the-counter transactions on PT shares:

•                  Disposal of 8 million PT shares at a price of Euro 4.5555 per share;

•                  Disposal of 8 million PT shares at a price of Euro 4.6212 per share;

•                  Acquisition of 8.5 million PT shares at a price of Euro 4.51 per share;

•                  Execution of one call option and one put option in respect of 8.5 million PT shares, with maturity on 5 December 2012. The value of such options is determined in accordance with the market value of the underlying asset.

Portugal Telecom, SGPS SA Avenida Fontes Pereira de Melo, 40 1069-300 Lisbon Portugal	Public company Share capital Euro 26,895,375 Registered in the Commercial Registry Office of Lisbon and Corporation no. 503 215 058	Portugal Telecom is listed on the Euronext and New York Stock Exchange. Information may be accessed on the Reuters under the symbols PTC.LS and PT and on Bloomberg under the symbol PTC PL.	Nuno Vieira Investor Relations Director nuno.t.vieira@telecom.pt Tel.: +351 21 500 1701 Fax: +351 21 500 0800

www.telecom.pt

In addition, PT was informed that Avistar is a person closely related to PT’s Non Executive Director Amílcar de Morais Pires, as he is also Chairman of the Board of Directors of Avistar, and therefore this latter has the obligation to notify PT of such transactions pursuant to paragraph 4, b) of article 248-B of the Portuguese Securities Code.

According to information received from BES, after these transactions the voting rights attached to 106,585,760 PT shares, representing 11.89% of PT’s share capital and corresponding voting rights, were attributed to BES.

This announcement is pursuant to article 248-B of the Portuguese Securities Code and article 14 of CMVM Regulation no. 5/2008 and follows communications received from Banco Espírito Santo, S.A., a public company with registered office at Avenida da Liberdade, 195, 1250-142 Lisbon, Portugal, with a share capital of Euro 3,499,999,998.00, corporation number 500 852 367.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 28, 2011

PORTUGAL TELECOM, SGPS, S.A.

By:	/s/ Nuno Vieira
Nuno Vieira
Investor Relations Director

FORWARD-LOOKING STATEMENTS

This document may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management’s current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words “anticipates”, “believes”, “estimates”, “expects”, “plans” and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.